                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB
                                 AMENDMENT NO. 4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b)
                  or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          INTERNET CULINARY CORPORATION
                          FKA CAPITOL SILVER MINES, INC
                        ---------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                                 82-0277068
-------                                                -----------
(STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)


410 BROADWAY, 2ND FLOOR; LAGUNA BEACH, CA 92651
-----------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


(949) 376-8565 (949) 376-8389 FAX
---------------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS                          NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                          EACH CLASS IS TO BE REGISTERED

---------------------------                  ------------------------------

---------------------------                  ------------------------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                          Common Stock - .001 Par Value
                         ------------------------------
                                (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

Internet Culinary Corporation, a developmental stage company ("Internet Culinary Corporation," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward- looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

INFORMATION REQUIRED IN REGISTRATION STATEMENT


TABLE OF CONTENTS


Part I                                                                         4

Item 1.  Description of Business                                               4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation                                                  7
Item 3.  Description of Property                                              11
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders                                  11
Item 5.  Directors, Executives, Officers and
         Significant Employees                                                12
Item 6.  Remuneration of Directors and
         Executive Officers                                                   13
Item 7.  Interest of Management and Others in
         Certain Transactions                                                 13
Item 8.  Legal Proceedings                                                    13

Part II                                                                       15
Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                                                  15
Item 2.  Recent Sales of Unregistered Securities                              15
Item 3.  Description of Securities                                            15
Item 4.  Indemnification of Directors and Officers                            16

Part F/S                                                                      17

Item 1.  Financial Statements                                                 17
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure                               27

Part III                                                                      28

Item 1.  Index to Exhibits                                                    28
Item 2.  Description of Exhibits                                              28

Signatures                                                                    28

Part I

Item 1.  Description of Business

Internet Culinary Corporation, a developmental stage company (hereinafter referred to as "the Company" or "ICUL"), is filing this Form 10-SB on a voluntary basis in order to make Internet Culinary Corporation's financial information equally available to any interested parties or investors. The Company was organized under the laws of the State of Idaho, May 16, 1967, as Capitol Silver Mines, Inc.

In September 1999 the Company changed its name to Internet Culinary Corporation and changed corporate situs from Idaho to Nevada. A copy of the Company's Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1. On September 9, 1999, the Company acquired assets of Amazin Raisins through an asset purchase from Pacific Standard Financial Group, ("PSFG"), an ongoing business. As a corporate asset, Amazin Raisin, and its founder Jack Mazin, figures prominently in ICUL'S new endeavor. Mr. Mazin is the owner of an exclusive patent to flavor raisins and this exclusive right to use the patent is now available for exclusive use by ICUL.

The Company changed its name to "Internet" Culinary Corporation because it intends to market its food products to a retail market via the internet as well as marketing to institutional and governmental clients in the more traditional sales methods. At this time there is no website available to view, however the domain name, internetculinary.com has been reserved from Internic, the International Domain Name Registration Company, and a website is under construction.

ICUL has been formed to manufacture and market a wide variety of food products, the most prominent of which are nutritional, naturally flavored raisin snack food products manufactured by utilizing a patented process. While the Company has not yet had sales to date, Amazin Raisins did manufacture its raisin products in 1997 and shut its operations down at the end of 1997 due to a lack of equity capital required to meet its orders. The company hopes to begin manufacturing again in the second quarter of 2000, and will manufacture flavored raisins through an internationally patented, intrusive flavoring technology, that flavors the fruit from the inside-out. There are no companies known to be manufacturing this product at this time as there are no other companies authorized to use the patented process.

ICUL, FKA Capital Silver Mines, changed its business from mining to producing and marketing flavored raisins. This was done to switch the company from the capital intensive commodities oriented business of mining to the less capital intensive manufacture of flavored raisins. The company believes that the change in its business will reduce risk and increase profitability a manufacturing a low cost, easily marketed product.

Other companies are involved in creating similar types of fruit products and offer competition in this area. Sun Maid, for example, a California-based grower and marketer of raisins, presently produces several varieties of flavored dried prunes (under the brand "Sun Sweet") which involves placing a coating of flavor on the fruit. The management of ICUL believes that if the original flavor can be removed before adding another flavor it is a better product. Therefore, the coating processes are believed to be inferior as the flavor coating does not remove the flavor of the prune (fruit) and therefore cannot completely mask the flavor of the original fruit. The patented process of raisin flavoring involves the use of citric acid to remove the raisin flavoring and inserts the substitute flavoring inside the raisin through the tiny holes in the skin of the raisin created by the citric acid process.

The Company believes that a raisin which has a different flavor will be highly accepted by the market place. The product is a natural flavor, not mixed with raisin taste, easy to package and ship. Consumers should want to purchase "Amazin Raisins" as it is a natural alternative to sugar and glucose products which are predominate on grocery and other retail food shelves.

The developer of this process is Mr. Jack Mazin, the founder of Amazin Raisins. Mr. Mazin's involvement at this time is necessary to the growth and profitability of this endeavor and to lose him would be a set back to the company.

PSFG was the prior owner of the Amazin Raisin assets. Assets of Amazin Raisin were purchased by the Company from PSFG in an asset purchase agreement negotiated in September, 1999. Mr. Mazin owns 2,451,900 shares of restricted common stock in the corporation which may be registered pursuant to rule 230.144 by filing a Form 144. Mr. Mazin will also act as the President of the Canadian subsidiary to be formed to manufacture the Amazin Raisin products. The Company is negotiating a long term employment and management contract with Mr. Mazin and he is expected to run the day to day operations of the Canadian manufacturing facility where the "Amazin Raisins" brand of products are to be manufactured. The employment agreement is expected to be signed prior to the beginning of manufacturing in June, 2000.

The patented process of flavoring the raisins (which was applied for and received in 1993 and runs until February 23, 2010 and is renewable) substantially removes the raisin flavor from raisins and substitutes the natural flavor of other fruits. This flavoring can be of one fruit, or a combination of fruits in each raisin.

Although other firms have processes to produce flavor-coated raisins, ICUL, through this patented process, is the only known firm, at this time, that has the use of the process to remove the raisin flavor, and replace it using all natural ingredients. If a similar process is developed prior to the running of the patent period, it might cause the Company to suffer some economic loss, however, it is expected that the market could sustain additional competition.

The management of ICUL plans to exploit the patented process to develop a large portion of the worldwide fruit-flavored and chocolate-covered fruit- flavored raisin market though an aggressive plan of advertisement, expansion, and international licensing agreements.

With the use of the patented process and production and marketing plan, ICUL has the expectation of becoming a major snack food provider.

As a background, the process through which the raisins (and any dried fruits) are flavored were developed by the founder of Amazin Raisins over a decade ago who had an affinity for dried fruit products. He began his efforts by investigating the prospect of producing dried cherries, a generally unavailable commodity due to the high costs of removing the pits. The initial product was exceptional, but the costs associated with producing large runs of dried cherries were prohibitive. The founder then began deliberating the production of flavored raisins.

Mr. Mazin hired a food science research team to develop a process to produce flavored raisins. Samples that had all the promising characteristics (texture, moisture, sweetness) for consumer consumption were submitted to the team for testing. A large-scale production process had to be developed because such a facility had never been developed before with the express purpose of turning out large quantities of flavored raisins. Without this large scale production process, the company would be unable to produce the quality of product necessary to make profit.

Prior to 1997 and well prior to the sale of Amazin Raisins, Mr. Mazin estimates that he had already spent over Two Hundred Thousand ($200,000.00 CND) Canadian Dollars in research and development which lead to the development and patenting of a method to produce in volume, fruit flavored raisins and chocolate-covered fruit flavored raisins, from which the raisin taste has been substantially extracted and replaced with another flavor. The company and its shareholders will benefit from this research and the use of the patent.

While other companies have attempted to produce flavored raisins by coating them with sugar or flavoring ICUL, in removing the original flavor rather than merely "coating" the fruit with flavor is the only firm that has been successful in removing the original flavor. The company is presently capable of producing raisins with the following flavors: lemon. orange, pineapple, strawberry, banana, peach, raspberry, and cherry.

The Company understands that there are certain risks specific to the snack food industry. The success of the raisin product will rely heavily on consumer acceptance of the new product. The Company is relying on the fact that raisins, both natural and chocolate-covered, have been an accepted and well bought snack food for a very long time and if consumer acceptance drops, the product would suffer.

If the supply of raisins were to become unavailable, the raisin product would suffer, although the patented process will work with other fruit. That would cause the company to revamp its raisin process which might cause the company's production to suffer until a substitute fruit could be developed.

There is always a threat of contamination to any product which is produced for mass consumption in the manufacturing process or even in the packaging and transportation process. However, ICUL believes it has a safe process to produce the fruit and deliver it in an uncontaminated state. The Company's products fall under the auspices of the Food and Drug Administration of Canada and the United States and under the careful control of this powerful agency, and the Company meets all standards of the industry .

On September 9, 1999, Amazin Raisins assets ("the Assets") were acquired by the Company from PSFG who had previously acquired the assets of Amazin Raisins. The acquired assets consist of a long term lease, raisin manufacturing machinery and equipment, sample inventory and the Amazin Raisins manufacturing process.

The company acquired the assets from PSFG for Five Million (5,000,000) unregistered shares of Common Stock of the corporation which is registerable pursuant to Rule 230.144 by filing a Form 144 no sooner than one year after the issue date. Until the stock is registered, it is not free trading and is restricted.

2,451,900 of those shares of unregistered common stock were issued by ICUL to Jack Mazin to compensate him for the balance owed by PSFG to him when they originally purchased the assets from his company, Amazin Raisins, Inc. of which he was the sole shareholder.

The balance of 2,501,800 shares of unregistered common stock were issued to PSFG.

Item 2.  Management's Discussion and Analysis or Plan of Operation

The company recognizes that there is substantial doubt about its ability to continue as a going concern. Later discussion in this disclosure statement indicates that at this time there are no customers, no suppliers or outlets and competition in the Snack Food Market. Further, the success of the Company will be determined on its ability to obtain the finances necessary to acquire the additional equipment and employees needed to make the Company a going concern.

American Auditors, LLC, a California limited liability company of which Mervyn Phelan is the managing member, has agreed that upon the settlement of the pending lawsuit with Brett Salter [See: Discussion of matter of Brett Salter v. Mervyn Phelan, et al. discussed in depth in Item 8, Legal Proceedings], it will provide ICUL with capital of Seven Hundred Thousand [$750,000.00 CND] Canadian Dollars to provide working capital to the company and will additionally provide a credit facility of an additional One Million [$1,000,000 CND] Canadian dollars as needed to purchase raw materials and packaging.

An in-depth production process was developed by Jack Mazin to facilitate the manufacture of flavored raisins, enabling an end product that is both appealing to consumers and sufficiently durable for widespread distribution. The following describes the basic process utilized by the Company to produce the product.

Sun-dried raisins are bought from outside channels and enter into the production process. The raisins are then moved into the Citric Acid Process, which treats the raisins in a special manner to substantially remove the raisin flavoring from the raisins. In addition, this process creates small holes in the skin of the raisins. The materials are then moved into the next phase: the Flavoring Process. The raisins are then coated by all natural fruit flavoring. This flavoring coats the raisins, but unlike other competing processes, it also enters the inside of the raisins through the small holes created by the Citric Acid Process. Once the raisins are flavored, they are moved to the packaging phase, and then distributed to the various channels cited later in this plan.

The basic raw materials needed to complete the finished boxes of the Company are:

Seedless Sun-Dried Raisins
Citric Acid
All Natural Flavors
Webbing (Packets) for Individual packets
Cylindrical and ziplock-type containers for Family Packs
Cardboard Grocery Boxes / Display Boxes
Corrugate Cases
Glue Stretch Wrap
Packaging Tape

In order to facilitate the construction of this unique process of production, the Company upgraded its facility in many ways. The following is a summary of these upgrades:

Flavoring Lab
Plant Heating
Water Heating
Propane System
Electrical Modifications to Entrance and Electrical Room Mechanical Shop Modifications Air Compressor Room Modifications Packaging Room Modifications Various Tools Purchased to Build Custom Machines Computer System Quality Assurance Lab to Ensure Safety and Consistency in Every Shipment

A computer drafting technician was hired in April of 1996 to aid Mr. Mazin in designing the semi-automatic custom production line. This led to a new computer system being purchased to facilitate the Computer Aided Design software and algorithms.

Office management created specialized operating forms that are used by operators on the production line to ensure that all production is being performed under the required standards. All levels and stages of production are scrutinized at all times and testing occurs at set intervals to greatly facilitate the production of defect-free products. Quality control occurs on both an internal and external basis: the process of production is constantly being examined to further reinforce the production of a quality product, while frequent testing allows for minimal returns of bad products and points the way towards possible inadequacies in the production process- Production variables are collected and stored in a database to aid in the research and development of future products and processes.

The current facility has two manufacturing lines and one packaging machine to service the product demand. For the purpose of capacity, the following relationship is standard towards utilizing the equipment on a one-shift basis (or eight hour day):

[8 hour periods -2 lines] =25,400 packets per hour [25,400 packets per hour] x 8 hours = 203,200 packets per day [203,200 packets per day] x 22 days = 4470,400 packets per month [4,470,400 packets per month] x 12 months =53,644,800 packets per year

For each additional two lines established, the capacity increases upon the basis of the relationship mentioned above for the purposes of these projections, it is assumed that the capacity of the plant will increase in relation to the machinery and equipment purchases illustrated in the above diagram.

Current and Pending Customers

The Company has no firm contracts at this time. Until such time as production begins and samples become available there are no pending or current customers.

The product would be marketed to major grocery chains, convenience food store chains and airlines.

Potential revenue from licensing and royalties is also anticipated from the sale of product in Europe and Central America. Management believes that there may also be additional potential licensing opportunities in Japan, Hong Kong, China, Taiwan, Central and South America, and other non EEC countries.

To support the management staff and to facilitate interaction between management and front line operations, a number of office employees will be hired to enhance the efficiency of the Company's operational structure.

Since the corporation presently has no customers for its products, it is unable to determine the actual projections for the first year of operations either as to income or cost of goods.

The production plant is now located in the town of Athoville, in the Province of New Brunswick, Canada. The management of the Company plans to employ a labor force from the local area as well as the surrounding communities, to fill the necessary positions.

Additionally in the upper management and production sectors in the company, the management will actively recruit individuals that will further the management's already considerable knowledge and experience base in the food products industry. As the plant evolves its production schedule, additional employees will be needed to facilitate the marketing, manufacturing, shipping, and management of the operations.


Market Information

Management believes that there is an extensive market for the products in North America.

The following is a list of some of the potential outlets for companies sales:

Grocery stores - fruit snack category and Family Packs Convenience stores - single unit packages and Family Packs Vending machines - single unit packages Institutional use - schools, universities, government facilities, etc. Airlines - single unit packages
Industrial - seasoning and flavoring processes

Management believes that the flavored raisin products provide a healthy alternative to candies and sugar-added snacks. Raisins are naturally sweetened with a naturally occurring sugar known as fructose. Removing the flavor from the fruit does not remove the fructose and therefore, no additional sweeteners or sugars are added to the product by the process. Possible competing products could be fruit roll-ups, fruit-flavored snacks, raisins, and other fruit products. Further, the companies chocolate-covered flavored raisins would compete with the sugar-added products mentioned herein.

Suppliers

The Company has no direct suppliers at this time. In looking at where the necessary raisins might come from, research indicates the following:

California produces between 500,000 and 600,000 tons of raisins per year. Australia and Chile each produce approximately 400,000 tons of raisins annually. The Mid-Eastern nations, particularly Turkey, are responsible for the production of 200,OOO tons of raisins per year.

It is anticipated by Management that a majority of the raisins purchased by the Company will originate from Australia and Chile. Due to the large number of raisin producers, and the relative lack of consolidation within the raisin industry, the Company will be able to obtain the raw materials necessary to facilitate the fulfillment of the company's mission.

Customers

At this time, the Company has no customers. The segment of the market that will be initially targeted is the Snack Food market. The next target will be Family Pack sales to large-scale distribution channels, such as grocery stores, retailers, and convenience stores, described above. The raisins will be marketed as a healthy alternative to sweets, and are expected by management to be extremely popular due to the nature of the flavored food which the company will supply. ICUL intends to produce a high quality product through its patented process and believes it is in a very favorably position in this industry due to the fact that it is essentially the only supplier of this type of product because of the exclusive patent held by the company.

In addition, another market for flavored raisins that will be vigorously approached is the cereal and baked goods producers. These companies can greatly diversify their product lines with flavored raisins with minimal modifications to their current production processes.

Competition

Although other companies have flavored fruit and/or raisin products, none have been able to produce the results that the Company has accomplished via the patented process. The competitors only coat the fruit with a flavor. Due to the patent, and the effectiveness of its process (currently the only known method which removes the raisin flavor and replaces it with fruit flavoring), ICUL does not believe it has competitors that can produce a similar product. This is not to say that the companies that are in this market don't compete for the same consumer, only that the product the Company will produce is different from that which is available from the competitors at this time.

External Variables

None

Governmental

The Company's products fall under the auspices of the Food and Drug
Administration of Canada and the United States (the "Agencies").    The
agencies require the Company to place a statement on the package regarding the "Nutrition Facts" of the product. The agencies have approved the packaging for Amazin Raisins which states,
Serving Size: 1oz (28g)
Servings: 1
Calories: 84
Fat Cal.: 0
Total Fat: 0g
Sat. Fat 0g,
Total Carbohydrate: 21g
Fiber: 2g
Sugars: 20g
Protein: 1g
*Vitamins: Vitamin A, 0%; Vitamin C, 0%; Calcium 2%; Iron 4%.
*Percentage of Daily Values (DV) are based on a 2,000 calorie diet.
Ingredients: Sun-dried seedless raisins, Citric Acid, Natural Flavors.
"Citric Acid" is a natural ingredient derived from food products.

Legislative

An external benefit is the North American Free Trade Agreement, which will facilitate materials procurement and product distribution by the reduction of tariff and other trade protocols that interfere with intercontinental trade practices.

Economic

Raisins are a commodity and are a by-product of grapes. Grapes are utilized first as wines, second as table grapes, and third to produce raisins. At the completion of year three in the companies plan of production listed above , an estimated cumulative total of 43,000 tons of raisins will have been consumed for production purposes, with an average of 2,294 tons per month during year three alone. Based on these significant demands, multinational purchasing agreements will be a necessity for the company to ensure the growth of the company and the viability of the company. As discussed elsewhere in this document, the Company anticipates having purchase agreements with specific suppliers. As soon as financing is complete, the Company anticipates meeting with suppliers and putting agreements into place. However, at this time, there are no agreements in place.

Conclusion

The entire operational plan of this company has been put on hold pending the resolution of the lawsuit where Brett Salter sued individually and derivatively on behalf of the company. Until that lawsuit is settled, no funding will be forthcoming to finance the company's planned products and there is an extreme danger that unless the lawsuit is settled soon, the company may lose the Amazin Raisin assets because the company will be unable to complete those portions of the acquisition which require an infusion of capital for the production of the Amazin Raisin product.

Once the lawsuit is resolved, the company believes that ICUL's use of a unique and patented process has facilitated the creation of a new division in the Snack Food industry. The company believes that flavored Raisins will be in demand in large amounts, and the duration of the patent which will be used by the Company gives it a key advantage in this arena. The patented process of flavoring the raisins which was receive in 1993, runs until February 23, 2010 and is renewable. An aggressive program of sales, promotion, and licensing will reinforce ICUL's position at the forefront of this dynamic new segment of the Snack Food industry.

Item 3.  Description of Property

The Company leases a 32,000 square foot raisin manufacturing facility located in the town of Athoville, in the Providence of New Brunswick, Canada for Four Thousand One Hundred Twenty-five [$4,125.00 CND] Canadian Dollars. The lease is a "gross" lease with no rent increases. (A gross lease means the landlord pays the taxes, maintenance and insurance.) The lease term is for five years beginning October 30, 1999 and expires October 29, 2004 plus a five year option to extend.

The Company also holds a lease, occupying 2,000 square feet of a 5,800 square foot office building in Laguna Beach, California. The lease term is 3 years beginning September 1, 1999 and expires August 31, 2002. The rent is $1.85 Triple Net (NNN), with a yearly increase of 4%. [NNN means the tenant pays taxes, maintenance and insurance]


Item 4.  Security Ownership of Management and Others and Certain Security
         Holders

The following table sets forth information, to the best knowledge of the Company as of October 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, and the officers and directors of the Company.

Name and Address of               Amount of          Percentage
Beneficial Owner                  Ownership          Ownership
----------------                  ---------          ---------

Brett Salter                      5,000,000          .379540%
Address unknown

Jack Mazin
36 German Mills Road
Thornhill, Ontario, Canada        2,451,900          .186112%

Pacific Standard Financial Group, Inc.
711 S. Carson Street, #4
Carson City, Nevada 89701         2,501,800          .189907%


The majority beneficial owner of Pacific Standard Financial Group ["PSFG"] is:

Mark Roser
711 S. Carson Street, #4
Carson City, Nevada 89701

There are numerous other minority shareholders of the company among whom are the following:

Jon King
Barbara Green
Daniel Richards
Dan Shaw
Diane Taylor
Diane Jensen
Sauri Law
Gary King
Cecil Johnson

The addresses for these persons may be obtained by making a request to Mark Rosen at the address set forth above.

Item 5.  Directors, Executives, Officers and Significant Employees


                                        POSITIONS HELD
NAME                                    WITH THE CORPORATION
--------------------                   ----------------------
Stephen Reeder                          President,
                                        Secretary & Director
Bob Coberly                             Treasurer & Director
Scott Brake                             Assistant Vice
                                        President & Director
Kevin Grace                             Director
Stacy Freidman                          Director
Jack Mazin                              President, Canadian  Division

   Resumes of Offices/Directors


Stephen Reeder: President, Secretary and Director

Mr. Reeder brings 30 years of business experience to the Company. Mr. Reeder is an expert in institutional financing and will concentrate his efforts in finance and investor relations. From 1994 to 1999, and prior to joining the company, Mr. Reeder owned Pacific Gold Mortgage, a financing company specializing in real estate and business finance.

Bob Coberly: Treasurer and Director

>From 1994 to 1999, Mr. Coberly specialized in the structuring of institutional real estate investments for a diverse base of clients. Mr. Coberly's duties will be the structuring and finance of the Company's ongoing acquisition of companies.

Scott Brake: Assistant Vice President and Director

>From 1994 to 1999, Mr. Brake has owned his own business that specializes in the acquisition of international goods for sale throughout Southern California. Mr. Brake will consult to the Company on international issues and the structure of corporate acquisitions.

Kevin Grace: Director

>From 1994 to 1999, Mr. Grace served as a consultant to the Extreme Sports industry and most recently as president of QUADX Sport. Mr. Grace will serve in an advisory role to the Company and attend Board meeting, but will not serve in any day to day functions.

Stacy Freidman: Director

Ms. Friedman has served as the corporate secretary from 1994 to 1999 to Mr. Brett Salter. The Company and its other officers and Directors are engaged in litigation with Mr. Salter.

Jack Mazin:  President, Canadian Division

Jack Mazin is the founder of Amazin Raisins. The Company is negotiating a long term employment and management contract with Mr. Mazin, wherein Mr. Mazin will run the day to day operations of the Canadian manufacturing facility where the "Amazin Raisins" brand of products are manufactured. Mr. Mazin's management experience began in 1978 when he was employed at Goldcrest Furniture. In 1988, Mr. Mazin left Goldcrest to establish the Canadian-Moroccan Chamber of Commerce and facilitated a number of trade deals between the two countries over the course of his employment at this location.

Also in 1988, Mr. Mazin formed RDI (Royal Domain Incorporated) and pioneered the Internet Culinary Corporation Concept. Mr. Mazin's experience in the manufacturing industry as well as his background in international trade will greatly benefit the company and its future endeavors.


Item 6.  Executive Compensation

The Company is currently negotiating Jack Mazin for a long term Employment Agreement. His annual salary is expected to be Ninety-six Thousand ($96,000) Dollars plus an automobile allotment of Six Thousand ($6,000.00)Dollars per year.

No other officers or directors are to receive salaries.

Jack Mazin is also negotiating a stock bonus incentive plan. The terms of the plan are not yet settled and no stock bonus plan has yet been executed. The other officers and Directors are either not compensated with stock or are negotiating contracts.

Item 7.  Interest of Management and Others in Certain Transactions

There are no conflicts of interest, self dealing, or contracts (other than employment contracts) signed between the company and principals of the company, and there are no loans made by the company to any officers or directors.

Item 8.  Legal Proceedings

Brett Salter as a shareholder in the corporation on November 22, 1999 filed a personal suit and a derivative shareholder's action against the corporation and its board of directors and officers in the matter of Brett Salter, an individual, on his own behalf and derivatively on behalf of Capitol Silver Mines, Inc. v. Mervyn Phelan, et al., United States District Court for the Central District of California, Santa Ana Division, Case No. SA CV 99-912 AHS
(Eex) in which Salter alleged a violation of Section 10(b) of the Securities & Exchange Act of 1933, as amended, [the Act] in that he claimed the defendants caused 2,795,000 shares of stock in the corporation pursuant to Section 504 of Regulation D of the Act to be issued that were illegally issued, and even if they were legally issued, the corporation received no consideration when the shares were sold, that thereafter, the defendants embarked upon a scheme to manipulate the market in the shares by wrongfully exercising control of the board of directors of the corporation, switching stock transfer agents, changing the ticker symbol and selling additional shares into the market.

The complaint sought unspecified compensatory and exemplary damages against all defendants including the individual members of the board of directors of the corporation and its officers. It further sought an injunction to prohibit the issuance, sale, transfer or other disposition of the disputed shares and sequester of any proceeds from the sale of those shares.

The corporation denied any wrongdoing, and secured legal opinions that the disputed shares were properly issued and counter-sued that the shares were sold to investors for consideration with the proceeds initially being paid into an escrow and then being disbursed to the corporation as required by law. A portion of the shares were sold into the market by the original purchasers and the proceeds from those sales went into an escrow. The escrow holder filed an interpleader action and has paid a portion of the sale proceeds into the Clerk of the District Court because Salter contended that rather then the proceeds belonging to the shareholders, the proceeds belonged to him. The shareholders whose proceeds were paid into the Court have likewise, filed an interpleader action claiming ownership of the proceeds. The corporation claims no interest in the proceeds.

The corporation denied that it did anything improper when it changed stock transfer agents or changed its name to more properly reflect its business resulting in a change of the ticker symbol to reflect the name change to Internet Culinary Corporation with a ticker symbol ICUL. No additional shares have been sold into the market as charged in the complaint. The corporation has issued securities which are restricted pursuant to Section 144 of the Act as more fully and completely discussed in Part II, Item 2.

Background of the Dispute:

The dispute arose on June 4, 1999 when Salter, who then controlled two of three members of the board of directors of the corporation caused its executive committee of two of those members to meet and cancel the disputed shares, caused the then corporate counsel to put an administrative hold on all of the disputed shares with the then stock transfer agent and filed suit on July 19, 1999 both individually and in the name of the corporation seeking an injunction to prohibit the issuance, sale, transfer or other disposition of the disputed shares and sequester of any proceeds from the sale of those shares. The cancellation of the shares by the executive committee of the board was accomplished, and the stock transfer agent informed of the cancellation even though the executive committee was not authorized to make such a determination under the by laws of the corporation as they then existed, refused to honor the certificates. As a result, the corporation contends that the action by the executive committee was without effect and the information given to the stock transfer agent by then corporate counsel was done in an attempt to improperly interfere with the regular transfer of shares in the corporation.

On September 3, 1999, the chairman of the board of directors called a meeting of the board and at that meeting, the board, pursuant to the bylaws, increased the number of board members from 3 to 5, elected new board members and new officers, resolved to dismiss the complaint brought by Capitol Silver Mines, Inc., against all defendants and authorized the employment of a new stock transfer agent. On November 22, 1999 the complaint of Capitol Silver Mines, Inc. was deemed superseded by the amended complaint discussed above and counter claims which had been filed by Tom Reichman and David Kagel against Capitol Silver Mines, Inc. were dismissed.

Counter claims filed by Tom Reichman, then President of the corporation, and David Kagel, then escrow holder for the shareholders who sold the disputed stock, against Brett Salter remain at issue. It is anticipated that in due course, the corporation will likewise file a counter claim against Salter for illegal stock manipulation, naked short selling and entering into a pump and dump scheme which unreasonably depressed the price in the stock of the corporation in the over the counter market.

Also, on September 3, 1999, the board of directors voted to retain legal counsel to defend and to indemnify all board members and officers from any liability resulting from the lawsuit brought against them by Salter or derivatively by Salter on behalf of Capitol Silver Mines, Inc.

The corporation denies that the disputed shares were illegally issued or that they were sold without consideration. Salter previously attempted on an emergency basis to obtain an injunction to prohibit the issuance, sale, transfer or other disposition of the disputed shares and sequester of any proceeds from the sale of those shares but that injunction was denied by the Court on September 14, 1999.

To date, Salter has amended his complaint twice. In the most recent version, Salter has filed his action as Plaintiff and has attempted to file a derivative shareholder suit. The company and its directors filed a motion to dismiss the Shareholder derivative action and this motion was heard by the District Court on March 13, 2000 and taken under submission. To date, the Court has made no ruling.

Unless and until this lawsuit is resolved, the company's backers refuse to continue to support the company's endeavors to capitalize the Amazin Raisins production. It is anticipated that until this lawsuit is resolved, this company will remain a developmental stage company.

Part II

Item 1. Market Price of and Dividends of the Registrant's Common Equity and Other Stockholder Matters

The Company has traded publicly on the OTCBB and has approximately over 600 round lot holders of their stock. Presently it trades in the pink sheets. The market price for the shares has been between $.125 and $.25 bid per share for several months with little, if any, market activity. There has been no dividends declared.

Item 2.  Recent Sales of Unregistered Securities

The following unregistered securities were issued issued in connection with the purchase of the assets from PSFG. As stated elsewhere in this disclosure statement, PSFG received Five Million (5,000,000) shares of stock issued for the assets of Amazin Raisins. 2,451,900 shares of common stock were issued to Jack Mazin to compensate him for monies owed to him by PSFG when the purchased the assets from his corporation and 2,501,800 shares of common stock were issued to PSFG.

Item 3.  Description of Securities

There are 13,173,843 shares of common stock are issued and outstanding.

The company is authorized to issue Twenty Million (20,000,000) shares of common stock at $.001 par value and five million (5,000,000) shares of preferred stock at $.001 par value.

Stock was issued as follows:

(i) There were 18,942,150 shares of common stock issued and outstanding as of March 11, 1999, all of which was originally restricted but that restrictive legend had been removed pursuant to Rule 230.144. On March 12, 1999, a 50-to-1 reverse split was completed resulting in the total number of issued and outstanding shares of common stock equaling 378,843 shares.

(ii) 2,795,000 shares of free trading stock was issued pursuant to an exemption from registration under Rule 504 in April 1999. The stock was issued in exchange for payment of the sum of $2,795.00 which was paid into the treasury of the company. On April 5, 1999, the Board of Directors authorized that 5,000,000 shares of common stock be issued pursuant to Rule 504. However, only 2,795,000 have been paid for and issued to date with the balance being authorized but not issued. The company expects to issue the balance of the 504 shares at some time in the future.

(iii) On or about June 9, 1999, 5,000,000 shares of unregistered and restricted common stock was issued to Brett Salter in exchange for $4,700.00 which was for an option which he subsequently exercised.

(iv) On September 21, 1999, 2,451,900 shares of unregistered and restricted common stock was issued to Jack Mazin to pay an obligation owed to him by PSFG from the acquisition of the Amazin Raisin asset by PSFG.

(v) On September 22, 1999, 2,501,800 shares of unregistered and restricted common stock was issued to PSFG to complete the purchase of the assets of Amazin Raisins.

Mr. Jack Mazin owns 2,451,900 shares of unregistered and restricted stock in the company. PSFG owns 2,501,800 unregistered and restricted shares. This is more than 5% Ownership of Stock.

Mr. Brett Salter owns 5,000,000 shares of unregistered and restricted stock for which he paid $4,166.00 which is more than 5% of Ownership of the Company.

Under the Company's Articles of Incorporation in Nevada, the aggregate number of shares which the Corporation shall have authority to issue shall consist of 20,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value. The Common Stock and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.

Holders of Common Stock or Preferred Stock of the Corporation shall not have any preference, preemptive right or right of subscription to acquire shares of the Corporation authorized, issued, or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued or to be authorized or issued, and convertible into shares of the Corporation, nor to any right of subscription thereto, other than to the extent, if any, the Board of Directors in its sole discretion, may determine from time to time.

Item 4.  Indemnification of Directors and Officers

The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by James E Slayton, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Internet Culinary, Corporation


                           Internet Culinary Corporation
                           (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL STATEMENTS

                                        As of
                                    March 31, 2000


                                TABLE OF CONTENTS

                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                18

BALANCE SHEET                                                               19

STATEMENT OF OPERATIONS                                                     21

STATEMENT OF STOCKHOLDERS' EQUITY                                           22

STATEMENT OF CASH FLOWS                                                     23

NOTES TO FINANCIAL STATEMENTS                                               24

James E. Slayton, CPA
3867 W. Market Street
Suite 208
Akron, OH 44333

INDEPENDENT AUDITORS' REPORT

Board of Directors                              April 20, 2000
Internet Culinary Corporation (The Company)
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

     I have audited the Balance Sheet of Internet Culinary Corporation (A Development Stage Company), fka Capitol Silver Mines, Inc, as of March 31, 2000, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period May 16, 1967 [Date of Inception] to March 31, 2000. These Financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Culinary Corporation, [A Development State Company], at March 31, 2000, and the results of its operations and cash flows for the period May 16, 1967 [Date of Inception] to March 31, 2000, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton
-------------------------
James E. Slayton, CPA
Ohio License, ID# 04-1-15582

                           Internet Culinary Corporation
                           (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEET
                                       As of
                                  March 31, 2000


                                      March 31      December 31      December 31
                                          2000             1999             1998
    ASSETS

CURRENT ASSETS
Cash                                   100.00           100.00            23.00
Prepaid Expenses                         0.00             0.00
                                --------------   --------------   --------------
Total Current Assets                   100.00           100.00            23.00

PROPERTY AND EQUIPMENT
Property and Equipment
(net of depreciation)            2,375,000.00     2,437,500.00             0.00
                                --------------   --------------   --------------
Total Property and Equipment     2,375,000.00     2,437,500.00             0.00

OTHER ASSETS
Mining property (Note 1)           454,529.00       454,529.00       454,529.00
Less allowance for
unpatented claims                 (454,529.00)     (454,529.00)     (454,529.00)
                                --------------   --------------   --------------
Total Other Assets                       0.00             0.00             0.00
                                --------------   --------------   --------------
TOTAL ASSETS                    $2,375,100.00    $2,437,600.00    $       23.00
                                ==============   ==============   ==============


                  See accompanying notes to financial statements

                           Internet Culinary Corporation
                           (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEET
                                       AS AT
                                    March 31, 2000


                                      March 31      December 31      December 31
                                          2000             1999             1998
    LIABILITIES & EQUITY

CURRENT LIABILITES
Accounts Payable                    33,000.00        26,194.00        35,762.00
Demand Notes                       330,565.00       230,444.00             0.00
                               ---------------  ---------------  ---------------
Total Current Liabilities          363,565.00       256,638.00        35,762.00

OTHER LIABILITES
Due to Shareholder                  44,268.00        35,762.00
                               ---------------  ---------------  ---------------
Total Other Liabilities             44,268.00        35,762.00
                               ---------------  ---------------  ---------------
Total Liabilities

   EQUITY
Common Stock, $0.001 par value,  1,465,180.00     1,465,180.00     1,444,218.00
authorized 20,000,000 shares;
issued and outstanding at
December 31, 1999,
13,173,844 common shares;
issued and outstanding at
December 31, 1998, 288,844
common shares; issued and
outstanding at December 31,
1997, 288,844 common shares
Additional Paid in Capital       2,419,305.00     2,419,305.00             0.00
Retained Earnings (Deficit
accumulated during
development stage)              (1,917,218.00)   (1,739,285.00)   (1,479,957.00)
                               ---------------  ---------------  ---------------
Total Stockholders' Equity       1,967,267.00     2,145,200.00       (35,739.00)

   TOTAL LIABILITIES
     & OWNER'S EQUITY          $ 2,375,100.00    $2,437,600.00           $23.00
                               ===============  ===============  ===============


                  See accompanying notes to financial statements


                                    Internet Culinary Corporation
                                    (A DEVELOPMENT STAGE COMPANY)
                                       STATEMENT OF OPERATIONS
                                             FOR PERIOD
                         May 16, 1967 (Date of Inception) to March 31, 2000
                                           May 16, 1967
                                               (Date of        January 1
                                             Inception)               to                       (Unaudited)
                                         to March    31      December 31      December 31      December 31
                                                   2000             1999             1998             1997
    REVENUE
Services                                           0.00             0.00             0.00             0.00

   COSTS AND EXPENSES
Selling, General and Administrative        1,218,243.00       200,322.00        10,137.00        13,886.00
Office Services                               60,440.00             0.00        15,020.00        15,420.00
Officer and Director's Compensation           59,006.00        59,006.00             0.00             0.00
Depreciation on Equipment                    125,000.00        62,500.00
Write down in mining claims to
     net realizable value                    454,529.00                              0.00       454,529.00
                                         ---------------  ---------------  ---------------  ---------------
     Total Costs and Expenses              1,917,218.00       321,820.00        25,157.00       483,835.00
                                         ---------------  ---------------  ---------------  ---------------
     Net Ordinary Income or (Loss)
        before taxes                      (1,917,218.00)     (321,820.00)      (25,157.00)     (483,835.00)
                                         ===============  ===============  ===============  ===============
     Provision for Income Tax                      0.00             0.00            10.00             0.00
                                         ---------------  ---------------  ---------------  ---------------
     Net Ordinary Income or (Loss)
     after taxes                          (1,917,218.00)     (321,820.00)      (25,167.00)     (483,835.00)
                                         ===============  ===============  ===============  ===============


Weighted average number of common
   shares outstanding                         3,689,375        3,689,375          288,844          288,844

Net Loss Per Share                               ($0.45)          ($0.05)          ($0.09)          ($1.68)



                           See accompanying notes to financial statements


                                         Internet Culinary Corporation
                                         (A Development Stage Company)
                                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                  FOR PERIOD
                             May 16, 1967 (Date of Inception) to March 31, 2000


                                                                                                          Deficit
                                                                                                      accumulated
                                                                                    Additional             during             Total
                                              Common Stock                             paid-in        development     Stockholder's
                                                    Shares            Amount           capital              stage            Equity
                                             --------------    --------------    --------------    ---------------    --------------
Balances as at December 31, 1996                   288,844      1,444,218.00                          (970,955.00)       473,263.00
                                             --------------    --------------    --------------    ---------------    --------------
Net Loss
Year ended December 31, 1997                                                                          (483,835.00)      (483,835.00)
                                             --------------    --------------    --------------    ---------------    --------------
Balances as at December 31, 1997                   288,844      1,444,218.00              0.00                           (10,572.00)
Net Loss Year ended December 31, 1998                                                                  (25,167.00)       (25,167.00)
                                             --------------    --------------    --------------    ---------------    --------------
Balances as at December 31, 1998                   288,844      1,444,218.00              0.00      (1,479,957.00)       (35,739.00)
March 1, 1999 Issued for legal services             90,000          9,000.00                                               9,000.00
April 6, 1999 Issued for cash                    2,795,000          2,795.00                                               2,795.00
April 6, 1999 Received cash-shares unissued                             0.00          2,205.00                             2,205.00
May 27, 1999 Issued for cash                     5,000,000          4,167.00                 0                             4,167.00
September 9, 1999 Issued in asset
   purchase agreement-restricted
   shares                                        5,000,000          5,000.00      2,417,100.00                         2,422,100.00
Net loss January 1, 1999 to
   March 31, 2000                                                                                     (437,261.00)      (437,261.00)
                                             --------------    --------------    --------------    ---------------    --------------
Balances as at September 30, 1999               13,173,844     $1,465,180.00     $2,419,305.00     ($1,917,218.00)    $1,967,267.00
                                             ==============    ==============    ==============    ===============    ==============

                                See accompanying notes to financial statements


                                         Internet Culinary Corporation
                                         (A DEVELOPMENT STAGE COMPANY)
                                            STATEMENT OF CASH FLOWS
                                                  FOR PERIOD
                            May 16, 1967 (Date of Inception) to March 31, 2000
                                           May 16, 1967
                                               (Date of       January 1,
                                             Inception)          1999 to                       (Unaudited)
                                            to March 31      December 30      December 31      December 31
                                                   2000             1999             1998             1997
                                         ---------------  ---------------  ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                    0.00             0.00             0.00             0.00
   Cash paid to suppliers and employees    1,385,384.00       275,373.00        25,167.00        91,272.00

      Cash disbursed for Operating
        Activities                         1,385,384.00       275,350.00        25,167.00        91,065.00
                                         ---------------  ---------------  ---------------  ---------------
      Net cash flow provided by           (1,385,384.00)     (275,350.00)      (25,167.00)      (91,065.00)
        operating activities
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of fixed assets                        0.00             0.00             0.00             0.00
                                         ---------------  ---------------  ---------------  ---------------
      Net cash used by investing activities       (0.00)           (0.00)           (0.00)           (0.00)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                  1,010,651.00         9,167.00             0.00        80,700.00
Advances from shareholders                    44,268.00        35,762.00        25,012.00        10,750.00
Demand Note                                  330,565.00       230,444.00             0.00             0.00
                                         ---------------  ---------------  ---------------  ---------------
Net cash provided by financing             1,385,484.00       275,373.00        25,012.00        91,450.00
  activities

     Balances as at beginning of period            0.00            23.00           178.00           207.00
     Net increase (decrease) in cash             100.00           (77.00)         (155.00)          385.00
     Balances as at end of period                100.00           100.00            23.00          (178.00)



                                See accompanying notes to financial statements

                          Internet Culinary Corporation
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                March 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized May 16, 1967 (Date of Inception) under the laws of the State of Idaho as Capitol Silver Mines, Inc. (The Company) and is authorized to issue 20,000,000 shares of $.001 par common stock. The Company changed its state of incorporation and changed its name to Internet Culinary Corporation (The Company) in September, 1999. The Company has had limited operations and in accordance with SFAS #7, the Company is considered a development stage company.

     The Company acquired 10 unpatented mining claims as part of the Company's organization in 1967. The claims were recorded at the Company's par value of $.001 per share in the amount of $454,529.00. The fair value of the stock and the mining claims was zero at December 31, 1997, accordingly, these claims were written down to net realizable value in the year ended December 31, 1997.

     The Company had 1,444,218 shares of its common stock issued and outstanding on December 31, 1998. In April, 1999, a reverse split of those shares was completed where each shareholder received 1 share for 50 shares of stock outstanding prior to the split.

     The shareholder's equity section and the footnotes reflect the 50 to 1 reverse split in April of 1999 reducing the number of shares outstanding from 1,444,218 to 288,844 as share balances outstanding commencing on the statement as of December 31, 1996.

     On March 1, 1999, the Company issued 90,000 shares of its common stock in exchange for legal services.

     On April 6, 1999, the Company pursuant to Rule 504 was authorized to issue 5,000,000 shares of its common stock, of which 2,795,000 shares have been issued for cash of $2,795.00.

     On May 27, 1999, the Company received $4,166.50 for 5,000,000 shares of restricted stock.

     On September 9, 1999, the Company completed a purchase of machinery, equipment, samples and the process of manufacture which had belonged to Amazin Raisins, Inc.

     Amazin Raisins was not a going concern when it was purchased and had ceased all operations in 1997. At the time of purchase, only the equipment and other tangible property noted above was available for a sale of the assets of the company. Because Amazin Raisins was not a going concern and had not manufactured product since 1997 and because ICUL only purchased the assets of the company and the process for manufacture of Amazin Raisins, the value of the assets was based upon an appraisal which was considered in arriving at the value for purposes of this audit. Because it was not a going concern at the time of purchase, it was determined that it was unnecessary to obtain an audit of Amazin Raisins for purposes of this Report and the value of the assets was based upon the appraisal.

     The purchase price for the equipment and other assets was $2,500,000.00 U.S. which was paid by the issuance of 5,000,000 shares of stock in the company. The price was determined based upon the appraisal which was for $2,500,000.00 as of September 30, 1999. Thus, the value of the assets as of the date of purchase was the appraised value as of that date and the fair market value and the appraised value are the same.

     However, the Company has no working capital to commence operations. American Auditors, LLC will loan the necessary working capital to the Company.

     American Auditors, LLC, a California limited liability company of which Mervyn Phelan is the managing member, has agreed that it will provide the Company with capital of Seven Hundred Thousand [$750,000.00 CND] Canadian Dollars to provide working capital to the company and will additionally provide a credit facility of an additional One Million [$1,000,000 CND] Canadian dollars as needed to purchase raw materials and packaging.

     Both the provision for working capital and the credit facility are threatened by the Salter lawsuit. American Auditors has informed the Company's auditor that the lawsuit brought by Brett Salter individually and derivatively on behalf of the company against its officers and directors has seriously impacted the ability of the company to become or remain a going concern because the financing which would otherwise be made available to the company by American Auditors, LLC, will not be made available so long as the Brett Salter lawsuit remains open and unresolved.

                          Internet Culinary Corporation
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting polices and procedures have not been determined except as follows:

     1.  The Company uses the accrual method of accounting.

     2. Basic earnings per share are computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     4. The Company's Statement of Cash Flows is reported utilizing cash [currency on hand and demand deposits] and cash equivalents [short-term, investments with original maturities of 3 months or less]. The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

     5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation. Depreciation has been recorded commencing on the date of purchase of September 30, 1999. The equipment is being depreciated on a straight line basis with a useful life of 10 years with no residual value at the end of the 10 year period.

     6. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. The Company's marginal tax rate is 0, and its effective tax rate is 0.

     7. The Company has net operating losses which expire

             $970,955.00 in the year 2012
              483,835.00 in the year 2013
               25,167.00 in the year 2014

     The Company believes that these benefits will be less than likely be utilized and therefore did reduced any deferred tax benefits to zero or its recoverable amount. Any benefits to the Company would be considered noncurrent.

     8. The Company has no inventory and therefore has developed no policy on inventory at this time.

     9. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

                          Internet Culinary Corporation
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                   March 31, 2000

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTE 4 - RELATED PARTY TRANSACTION

     The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts. There have not been any payments made to related parties.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - DEBT

     American Auditors, LLC paid operational expenses in the amount of $78,000 for the Company during the period January 1, 1999 to April 30, 1999. A demand note in this amount was issued at 14% interest payable on or before January 1, 2000. In addition, American Auditors, LLC, has advanced the Company $152,444 for operational expenses from the period May 1, 1999 to September 15, 1999 as the firm incurred operational expenses. The Company has issued a demand note in this amount at 14% interest payable on or before January 1, 2000. During the period from September 15, 1999 through March 31, 2000, American Auditors, LLC advanced an additional $100,121.00. The Company has issued a demand note in this Amount at 14% interest payable on or before January 1, 2001. As of the date of this Audit which is March 31, 2000, no part of any of these amounts has been paid. To date the total advances of American Auditors, LLC to the Company is $330,565.00.

     American Auditors, LLC is a California limited liability company of which Mervyn Phelan in the managing member. That company agreed to provide interim financing for ICUL. However, it has stated that it will not provide interim financing so long as the lawsuit brought by Brett Salter remains open and unresolved.

     A copy of a letter which this Auditor received from American Auditors, LLC is attached to these financial statements following the 1998 audit of John Semmens, C.P.A.

     The failure of American Auditors, LLC to bring necessary working capital to the company, will seriously impair the company's ability to become or remain a going concern.

     There were accounts payable due to Jack Mazin in the amount of $44,268.00 for funds which he advanced on behalf of the company. There has been no payment to Jack Mazin or other related parties during the audit periods.

     Additionally, the Company owes back rent to the Town of Athoville in the amount of $33,000.00 which was unpaid as of the date of this audit which was on March 31, 2000.


NOTE 7 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 8:

     The audit which was prepared by John Semmens, C.P.A. for the year 1998 has been attached and was used by the present auditor to prepare the current audit and is attached hereinbelow:

CAPITOL SILVER MINES, INC.
FINANCIAL STATEMENTS
As of
December 31, 1998

TABLE OF CONTENTS
                                                                   PAGE
INDEPENDENT AUDITOR'S REPORT                                          1

BALANCE SHEET                                                         2

STATEMENT OF OPERATIONS                                               4

STATEMENT OF STOCKHOLDER'S EQUITY                                     5

STATEMENT OF CASH FLOWS                                               6

NOTES TO FINANCIAL STATEMENTS                                         7

John P. Semmens, CPA, A Professional Corporation
24501 Del Prado, Suite A
Dana Point, CA 92629
&14-496-8800 FAX: 714-443-0642

INDEPENDENT AUDITOR'S REPORT

Board of Directors                             April 21, 1999
Capitol Silver Mines, Inc.
(An Idaho Corporation)
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

I have audited the Balance Sheet Capitol Silver Mines, Inc (An Idaho Corporation), as of December 31, 1998, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period May 16, 1967 [Date of Inception] to December 31, 1998. These Financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the ability of the Company to continue as a going concern depends upon the Company's ability to generate positive cash flow from operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitol Silver Mines, Inc., at December 31, 1998, and the results of its operations and cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ John F. Semmens
-------------------------
John F. Semmens, CPA
A Professional Corporation

                           CAPITOL SILVER MINES, INC.
                                  BALANCE SHEET
                                      As of
                                December 31, 1998

                                                     (Unaudited)
    ASSETS                       December 31         December 31
                                    1998                 1997
CURRENT ASSETS
Cash                                    23.00              178.00
Prepaid Expenses                         0.00                0.00
                                -------------       -------------
Total Current Assets                    23.00              178.00

PROPERTY AND EQUIPMENT
Mining property (Note 1)
Par value of stock issued for
10 unpatented mining claims         454,529.00          454,529.00
Less allowance for
unpatented claims                  (454,529.00)        (454,529.00)
                                 -------------      --------------
OTHER ASSETS                              0.00                0.00
                                 -------------      --------------
Total Other Assets                        0.00                0.00
                                 -------------      --------------
TOTAL ASSETS                     $       23.00      $       178.00
                                 =============      ==============


                  See accompanying notes to financial statements

                           CAPITOL SILVER MINES, INC.
                                  BALANCE SHEET
                                      AS OF
                                December 31, 1998


                                                      (Unaudited)
    LIABILITIES & EQUITY         December 31,         December 31,
                                     1998                  1997
CURRENT LIABILITES
Accounts Payable  (Note 2)          35,762.00             10,750.00
                              ---------------         -------------
Total Current Liabilities           35,762.00             10,750.00

OTHER LIABILITES                         0.00                  0.00
                              ---------------         -------------
Total Other Liabilities                  0.00                  0.00
                              ---------------         -------------
Total Liabilities                   35,762.00             10,750.00

   EQUITY
Common Stock, $0.001 par value,  1,444,218.00          1,444,218.00
authorized 20,000,000 shares;
issued and outstanding at
December 31, 1998, 288,844
common shares; issued and
outstanding at December 31,
1997, 1,444,218 common shares

Retained Earnings (Deficit
accumulated during
development stage)              (1,479,957.00)        (1,454,790.00)
                               ---------------        -------------
Total Stockholders' Equity         (35,739.00)           (10,762.00)

   TOTAL LIABILITIES
     & OWNER'S EQUITY          $        23.00         $      178.00
                               ===============        =============


                  See accompanying notes to financial statements

Page 3
                                       20


                           CAPITOL SILVER MINES, INC.
                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
                      January 1, 1997 to December 31, 1998
                                                              (Unaudited)
                                              January 1        January 1
                                                     to               to
                                            December 31      December 31
                                                   1998             1997
  REVENUE
Services                                           0.00             0.00

   COSTS AND EXPENSES
Geological, Engineering & surface
Exploration                                    4,800.00         4,000.00
Office Services                               10,020.00        15,420.00
Office Supplies                                3,547.00         3,790.00
Interest                                         863.00         2,625.00
Filing Fees, Maintenance & Recording             368.00         3,300.00
Legal Fees                                       569.00           161.00
Write down in mining claims to
     net realizable value                          0.00       454,529.00
                                         ---------------  ---------------
     Total Costs and Expenses                 25,157.00       483,835.00
                                         ---------------  ---------------
     Net Ordinary Income or (Loss)
        before taxes                         (25,157.00)     (483,835.00)
                                         ===============  ===============
     Provision for Income Tax                     10.00            10.00
                                         ---------------  ---------------
     Net Ordinary Income or (Loss)
     after taxes                             (25,167.00)     (483,835.00)
                                         ===============  ===============


Net Loss per weighted average share of common
   stock outstanding                            (0.0017)         (0.0338)

Weighted average number of shares of common
stock outstanding                            14,442,176       14,442,176
                                         ===============  ===============


                 See accompanying notes to financial statements

Page 4
                                       21



                                         CAPITOL SILVER MINES, INC.
                                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                  FOR PERIOD
                                     December 31, 1996 to December 31, 1998


                                                                                                          Deficit
                                                                                                      accumulated
                                                                                    Additional             during             Total
                                              Common Stock                             paid-in        development     Stockholder's
                                                    Shares            Amount           capital              stage            Equity
                                             --------------    --------------    --------------    ---------------    --------------

Balances as at December 31, 1996                14,444,218      1,444,218.00                          (970,955.00)       473,263.00
                                             --------------    --------------    --------------    ---------------    --------------
Net Loss
Year ended December 31, 1997                                                                          (483,835.00)      (483,835.00)
                                             --------------    --------------    --------------    ---------------    --------------
Balances as at December 31, 1997                14,444,218      1,444,218.00              0.00                           (10,572.00)
Net Loss Year ended December 31, 1998                                                                  (25,167.00)       (25,167.00)
                                             --------------    --------------    --------------    ---------------    --------------
Balances as at December 31, 1998                14,444,218      1,444,218.00              0.00      (1,479,957.00)       (35,739.00)
                                             ==============    ==============    ==============    ===============    ==============

                                See accompanying notes to financial statements

Page 5
                                       22


                           CAPITOL SILVER MINES, INC.
                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
                      January 1, 1997 to December 31, 1998
                                                              (Unaudited)
                                             January 1,       January 1,
                                               1998 to          1997 to
                                            December 31      December 31
                                                 1998             1997
                                         ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss for Period                          (25,187.00)     (483,836.00)

Adjustments to reconcile net earnings to
Cash provided from operating activities            0.00             0.00

Write down in mining claims to net realizable
Value                                                         484,529.00

Accounts payable                              25,012.00       (51,216.00)
                                         --------------    -------------
Net cash provided by Operating
        Activities                              (185.00)      (80,522.00)
                                         ---------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of fixed assets                        0.00             0.00
                                         ---------------  ---------------
      Net cash used by investing activities       (0.00)           (0.00)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                          0.00        80,700.00

Net Cash used by financing activities              0.00        80,700.00
                                         ---------------  ---------------

     Balances as at beginning of period          178.00           207.00
     Net increase (decrease) in cash            (155.00)          385.00
     Balances as at end of period                 23.00          (178.00)



                 See accompanying notes to financial statements

Page 6
                                       23

                           CAPITOL SILVER MINES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized May 16, 1967 (Date of Inception) under the laws of the State of Idaho as Capitol Silver Mines, Inc. (The Company) to develop silver mining claims in the Coeur d' Alene Mining District, Shoshone County, Idaho. The Company has 10 unpatented mining claims, which it recorded at a par value of $.10 of the Company's common stock or $454,529.00. At the time of issuance, the common stock of the Company had no determinable market value and therefore, an offsetting allowance was established in the year ended December 31, 1997 financial statements to write down these claims to net realizable value.

     The Company has been in the exploration and development stage since its inception. The Company capitalizes exploration and development expenses for income tax purposes.

Continued Existence:

     The Company has no assets. The ability of the Company to continue as a going concern is dependent upon generating positive cash flow from operations. The Company has continued existence from cash provided by its stockholders.

Cash & Cash Equivalants:

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Income per share:

     Income per share is computed by dividing the net income by the weighted-average number of shares of common stock and common stock equivalents, if any, outstanding during the year/period.

Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of continent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - ACCOUNTS PAYABLE

     The Company has continued operations from the issuance of additional common stock and the lending of moneys from its major stockholders. The following summarizes the accounts payable at December 31, 1998:

M.F. Magnuson & Company                     $   30,862.00

D.C. Springer, Consulting Geologist              4,800.00
                                          ---------------
Total:                                      $   35,762.00

     M. F. Magunson is a significant stockholder, owning 6,161,367 shares of common stock or 43% of the outstanding stock.

Page  7
                                       24

                            CAPITOL SILVER MINES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  December 31, 1998

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTE 4 - RELATED PARTY TRANSACTION

     The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts. There have not been any payments made to related parties.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - DEBT

     The Company had no debt as of the date of this Statement other than open accounts payable for organizational expenses which were paid by a shareholder but not reimbursed.


Page 8
                                       25

Item 2. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

   There was a change in accountants when the prior accountant, Mr. Semmens voluntarily removed himself to allow an accountant with more experience to proceed with the certified audit.

It should be noted that Mr. Semmens provided an audit for the year 1998. His audit was confirmed by the present auditor, incorporated into the present audit and therefore, Mr. Semmens audit has not been included herein.

There are no disagreements between the present auditor and Mr. Semmens or between Mr. Semmens and the company. There are no disagreements between the company and its present auditor.

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------
3.1          Article of Incorporation
3.2          By Laws
10           Agreement and Plan of Merger
16           Letter on change in certifying accountant
16.1         Letter from American Auditors, LLC to James Slayton, C.P.A.

Item 2.  Description of Exhibits

Exhibit
Number       Title
--------     ------

3.1 Article of Incorporation - The Articles of Incorporation for Internet Culinary Corporation
3.2          By Laws - The Bylaws for Internet Culinary Corporation
10 Agreement and Plan of Merger - the agreement and plan to merge Capitol Silver Mines, Inc. with Internet Culinary Corporation.
16 Letter on change in certifying accountant - A letter from a the former corporate accountant who resigned and was replaced by the present accountant.
16.1         Letter from American Auditors, LLC to James Slayton, C.P.A.
             regarding their Refusal to continue to finance Internet Culinary Corporation until the resolution of the Salter lawsuit.


Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Internet Culinary Corporation
                                    (Registrant)

Date: April 20, 2000            BY:  /s/ Stephen Reeder
--------------------                 ----------------------
                                     Stephen Reeder, President


                                       27